82-3470





Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th April, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001


SUPPL
SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C. 179 SECTION

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that the Company will be publishing its Audited Financial Results within a period of three months from the close of the financial year ended 31st March, 2005, and accordingly will not be publishing/furnishing the Unaudited Financial Results for the fourth quarter ended 31st March, 2005.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C. 179 SECTION

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th April, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st March, 2005

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 26th April, 2005, for the quarter ended 31st March, 2005, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st March, 2005
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.co.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. b) The Stock Exchange, Mumbai c) The Calcutta Stock Exchange Association Ltd.

		Number of shares	% of Total Issued Capital
10	Issued Capital (as on 31st March, 2005)	24,82,21,329	100.00
11	Listed Capital	24,82,21,329	100.00

12. Held in dematerialised form in CDSL : 16,05,406

13. Held in dematerialised form in NSDL : 15,28,84,319

14. Physical : 9,37,31,604

15. Total No. of shares (12+13+14) : 24,82,21,329

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Not applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
Allotment of Shares under the Company's Employee Stock Option Scheme	1,23,672 **	Applied	Yes	Yes	Yes	None

** Out of the above, 52,502 shares, which were allotted on 21st March, 2005, were listed by the Stock Exchanges as follows :

Name of the Stock Exchange	Date of application for listing	Date of listing
The Stock Exchange, Mumbai	26th March, 2005	30th March, 2005
National Stock Exchange of India Ltd.	26th March, 2005	8th April, 2005
The Calcutta Stock Exchange Association Ltd.	26th March, 2005	25th April, 2005

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose
2288-7043 (D), 2288-6426/0034, 2288-2358 (Fax)

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

23. Name, Address, Tel. & Fax No., Regn No. of Auditor	: M/s Vinod Kothari & Co. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.


Company Secretaries
Vinod Kothari
CS No. 4718
COP NO. 1391

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

Place : Kolkata
Date : 26/04/2005